FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

ALEXANDRA CAPITAL CORP.
300-2015 Burrard Street
Vancouver, BC V6J 3H4

Item 2: Date of Material Change

January 15, 2018

Item 3: News Release

January 15, 2018, at Vancouver, BC, Canada.

Item 4: Summary of Material Change

The Company announces executive and board changes.

Item 5: Full Description of Material Change

See attached news release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7: Omitted Information

None.

Item 8: Executive Officer

Vivian Katsuris
President, Secretary & Director
Tel: (604)563-7647

Item 9: Date of Report

January 16, 2018

ALEXANDRA CAPITAL CORP.
2015 Burrard Street, Suite 300
Vancouver, B.C. V6J 3H4

January 15, 2018 **Trading Symbol: CSE: AXC**

Alexandra Announces Executive and Board Changes

Vancouver, BC – January 15, 2018 – Alexandra Capital Corp. (CSE: AXC) ("**Alexandra**" or the "**Company**") today announced strategic leadership changes by appointing Vivian Katsuris as President and Zara Kanji as Chief Financial Officer ("CFO"). Vivian Katsuris resigns as CFO.

Zara Kanji, CPA, CGA is a Member of the Chartered Professional Accountants of British Columbia and Canada. She holds a Bachelors of Technology in Accounting (Honors) and a Diploma in Corporate Finance (Honors) from the British Columbia Institute of Technology. She is experienced in financial reporting compliance for junior listed companies, and has served as director and officer for several listed issuers.

Mr. Blake Olafson has stepped down as a director, president and chief executive officer of the Company. Vivian Katsuris, President of the Company, said "On behalf of the Board, I would like to thank Blake for his contributions to the Alexandra Board of Directors for the past seven years and wish him the best in his future endeavors."

ON BEHALF OF THE BOARD OF DIRECTORS

"Vivian Katsuris"

Vivian Katsuris
President and Secretary

(Not for dissemination in the United States of America)

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward-looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or

be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.